                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

              JPE, Inc. (d/b/a ASCET and ASC Exterior Technologies)
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    466230109
                                 (CUSIP Number)

                                Robert D. Denious
                         Questor Management Company, LLC
                          2000 Town Center, Suite 2450
                              Southfield, MI 48075
                                 (248) 213-2200

                                 With a copy to:

                                  Neil K. Haimm
                           Drinker Biddle & Reath LLP
                                    Suite 300
                              1000 Westlakes Drive
                              Berwyn, PA 19312-2409
                                 (610) 993-2200
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 31, 2002
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /
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CUSIP No. 466230109

         1. Names of Reporting Persons. I.R.S. Identification Nos. Of above persons (entities only).

            Questor Partners Fund II, L.P.

         2. Check the Appropriate Box if a Member of a Group   (a) [ ]   (b) [ ]

         3. SEC Use Only

         4. Source of Funds                                          OO

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization           Delaware

Number of         7. Sole Voting Power                         0
Shares
Beneficially
Owned by          8. Shared Voting Power                   9,441,420
Each
Reporting         9. Sole Dispositive Power                  0
Person With
                 10. Shared Dispositive Power              9,441,420


        11. Aggregate Amount Beneficially Owned by Each Reporting Person

            9,441,420

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]

        13. Percent of Class Represented by Amount in Row
            (11)                                  67.2%


        14. Type of Reporting Person
            PN

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CUSIP No.  466230109

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Questor Side-by-Side Partners II, L.P.

         2. Check the Appropriate Box if a Member of a Group    (a) [ ]  (b) [ ]

         3. SEC Use Only

         4. Source of Funds                                          OO

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization           Delaware

Number of         7. Sole Voting Power                       0
Shares
Beneficially
Owned by          8. Shared Voting Power                   9,441,420
Each
Reporting         9. Sole Dispositive Power                  0
Person With
                 10. Shared Dispositive Power              9,441,420


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            9,441,420

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]

        13. Percent of Class Represented by Amount in Row
            (11)                                 67.2%


        14. Type of Reporting Person
            PN

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CUSIP No. 466230109

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Questor Side-by-Side Partners II 3(c)(1), L.P.

         2. Check the Appropriate Box if a Member of a Group    (a) [ ]  (b) [ ]

         3. SEC Use Only

         4. Source of Funds                                            OO

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization         Delaware

Number of         7. Sole Voting Power                       0
Shares
Beneficially
Owned by          8. Shared Voting Power                   9,441,420
Each
Reporting         9. Sole Dispositive Power                  0
Person With
                 10. Shared Dispositive Power              9,441,420

        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            9,441,420

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]

        13. Percent of Class Represented by Amount in Row
            (11)                              67.2%



        14. Type of Reporting Person
            PN

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CUSIP No. 466230109

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            QP Acquisition #2, Inc.

         2. Check the Appropriate Box if a Member of a Group    (a) [ ]  (b) [ ]

         3. SEC Use Only

         4. Source of Funds                                            OO

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization      Delaware

Number of          7. Sole Voting Power                 0
Shares
Beneficially
Owned by           8. Shared Voting Power           9,441,420
Each
Reporting          9. Sole Dispositive Power            0
Person With
                  10. Shared Dispositive Power      9,441,420

        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            9,441,420

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]

        13. Percent of Class Represented by Amount in Row
            (11)                             67.2%



        14. Type of Reporting
            Person
            CO

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      This Amendment No. 1 (the "Amendment") to Schedule 13D amends and supplements the prior statement on Schedule 13D filed on May 17, 2002 (the "Schedule 13D") relating to the common shares, no par value per share (the "Common Shares"), of JPE, Inc., a Michigan corporation (the "Company"). In the event any disclosure contained in this Amendment is inconsistent with the disclosures contained in the Schedule 13D, the disclosures contained herein shall replace and supersede such inconsistent disclosures. Unless otherwise defined herein, all capitalized terms shall have the meanings as set forth in the Schedule 13D.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended and restated in its entirety as follows:

      (a) On May 31, 2002, the transactions contemplated by the Purchase Agreement were consummated and the Shares were transferred from ASC Holdings, LLC to QP Acquisition. As of the date hereof, the Filing Persons beneficially own 9,441,420 Common Shares and 1,952,352 Preferred Shares, which shares represent 67.2% of the Company's outstanding Common Shares and 98.9% of the Company's outstanding Preferred Shares. Because each Preferred Share generally possesses rights and privileges equal to 50 Common Shares, the Filing Persons possess the right to vote 94.9% of the votes eligible to be cast in the election of the Company's directors and other matters. The percentage calculations are based on 14,043,600 Common Shares and 1,973,002 Preferred Shares being outstanding as of March 31, 2002 (according to information contained in the Company's Annual Report on Form 10-K filed April 22, 2002).

      (b) The number of Common Shares with respect to which the Filing Persons
(i) have sole voting power, (ii) share voting power, (iii) have sole dispositive power and (iv) share dispositive power, are listed in response to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

      (c) Except as described in the Schedule 13D and this Amendment, no party referred to above, has acquired or disposed of, or entered into any transaction with respect to, any Common Shares during the past 60 days.

      (d)   None.

      (e)   Not applicable.


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                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2002

                       QUESTOR PARTNERS FUND II, L.P.

                       By: Questor General Partner II, L.P., its general partner

                       By:  Questor Principals II, Inc., its general partner

                             By:   /s/ Wallace L. Rueckel
                                   ---------------------------------------------
                             Name: Wallace L. Rueckel
                                   ---------------------------------------------


                       QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.


                       By:  Questor Principals II, Inc., its general partner

                             By:   /s/ Wallace L. Rueckel
                                   ---------------------------------------------
                             Name: Wallace L. Rueckel
                                   ---------------------------------------------


                       QUESTOR SIDE-BY-SIDE PARTNERS II 3(c)(1), L.P.

                       By:  Questor Principals II, Inc., its general partner

                             By:   /s/ Wallace L. Rueckel
                                   ---------------------------------------------
                             Name: Wallace L. Rueckel
                                   ---------------------------------------------



                       QP ACQUISITION #2, INC.

                       By:    /s/ Jason G. Runco
                              --------------------------------------------------
                       Name:  Jason G. Runco
                              --------------------------------------------------
                       Title: Secretary
                              --------------------------------------------------


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